

December 17, 2015

Via E-mail
Mr. Albert Narvades
Chief Financial Officer
Jagged Peak, Inc.
3000 Bayport Drive, Suite 250
Tampa, FL 33607

> **Re:** **Jagged Peak, Inc.**
> **Schedule 13E-3 filed by Jagged Peak, Inc., SP Jagged Peak, LLC, Paul**
> **Demirdjian and Primrose Demirdjian**
> **Filed November 20, 2015**
> **File No. 005-62177**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 20, 2015**
> **File No. 000-31715**

Dear Mr. Narvades:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Please explain why Daniel Furlong, Vincent Fabrizzi and Singapore Post Limited should not be considered filing persons for purposes of Schedule 13E-3.

2.   Please advise why Mr. and Ms. Demirdjian, Mr. Fabrizzi and Mr. Furlong do not appear to have made any filings under Regulation 13D-G, including any possible amendments to disclose the plans and/or proposals regarding the Rule 13e-3 transaction.

Preliminary Proxy Statement on Schedule 14A

General

3.   Please include the disclosure required by Item 14(b)(5) of Schedule 14A (regulatory approvals).

4.   Please disclose how you believe you have disclosed the price of the transaction, when stockholders will not know the amount of transaction expenses at the time that they vote. See Item 1004(a)(2)(ii) of Regulation M-A.

Interests of the Company's Directors and Executive Officers in the Merger, page 4

5.   Please revise to disclose the compensation payable to Messrs. Demirdjian, Narvades, Fabrizzi and Furlong under the agreements they have entered into with the company.

Dissenters Rights and Rights of Appraisal, page 11

6.   Please revise to clarify your statement that a stockholder's failure to vote against the merger will not constitute a waiver of his/her appraisal rights to state instead that a stockholder's failure to vote on the merger proposal will not constitute a waiver of his/her appraisal rights, if true. In this regard, we note your disclosure earlier in this paragraph that stockholders wishing to exercise their appraisal rights cannot vote in favor of the proposed merger.

Special Factors

Background of the Merger, page 15

7.   Please disclose whether any of the nine parties that held detailed conversations and meetings with management expressed an interest in purchasing the company and any subsequent negotiations.

8.   Please file any written reports from View Partners Capital LLC as exhibits pursuant to Item 16 of Schedule 13E-3.

9.   Please revise to briefly describe the discussions between Mr. Wesseler and VPC on June 22, 2013.

10.   With a view towards disclosure, please advise as to whether any additional negotiations occurred between the company and SingPost prior to the discussions on August 11, 2013.

Reasons for the Merger; Fairness of the Merger, page 21

11.   Please disclose whether the board of directors considered net book value and/or liquidation value. If not, please disclose why. See the Instruction 2 to Item 1014 of Regulation M-A.

Opinion of Financial Advisor, page 24

12.   Please file any written financial analysis presented to the board on October 8, 2015, and all other presentations by outside parties that are materially related to the Rule 13e-3 transaction, as exhibits pursuant to Item 16 of Schedule 13E-3.

Projected Financial Information, page 44

13.   We note the statement that the financial projections are summarized. Please revise to disclose the full projections, including all preliminary and final projections.

14.   Please revise to describe the "variety of estimates and numerous assumptions" made by your management that underlie your financial projections.

Important Information Regarding Jagged Peak

Market Price of the Common Stock, page 112

15.   Please advise why you have disclosed high and low bid quotations, rather than high and low sales prices. See Item 1002(c) of Regulation M-A. Please also update this table.

Golden Parachute Compensation, page 116

16.   Disclosure on page 5 indicates that named executive officers will receive cash payments in exchange for their restricted common stock. Please advise why these cash payments do not appear in the table in this section.

Important Information Regarding the Purchaser Group Members, page 117

17.   Please provide the information required by Item 1003(c)(3) and (4) for the company.

18.   Please provide Instruction C information regarding Marcelo Wesseler and the control persons of Singapore Post Limited

Form of Proxy

19.   Please put the last sentence of the proxy card in bold-face type. See Rule 14a-4(b)(1).

Appendix C - Opinion of C. Brett Cooper

20.   Disclosure in the first paragraph of the letter indicates that SignPost will finance its participation through its existing credit facilities, while earlier disclosure indicates that SignPost will finance its participation through "internal cash resources." Please clarify your disclosure on this point.

21.   We note the next to the last paragraph on page 3. Please do not include a disclaimer regarding any fiduciary duty that Cooper might have to stockholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or, in his absence, the undersigned at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Gregory C. Yadley, Esq.
        Shumaker, Loop & Kendrick, LLP